UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Omniture, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

68212S109
(CUSIP Number of Class of Securities)

Copies to:
Shawn J. Lindquist
Chief Legal Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
801.722.7000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Robert G. O’Connor, Esq.
John Randall Lewis, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower, Suite 3300
San Francisco, California 94105
415.947.2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,650,000	$1,431.27

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that options to purchase 6,698,044 shares of the Issuer’s common stock that are outstanding under certain of the Issuer’s stock plans as of May 13, 2009, will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $25,650,000, calculated based on a Black-Scholes-Merton option pricing model based on a price per share of common stock of $10.60, the closing price of the Issuer’s common stock as reported on The Nasdaq Global Select Market as of May 13, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Omniture, Inc., a Delaware corporation (“Omniture” or the “Company”), to exchange (the “Exchange Offer”) outstanding and unexercised options to purchase up to an aggregate of 6,698,044 shares of the Company’s common stock, whether vested or unvested, that (1) were granted prior to January 1, 2009 with a per share exercise price greater than the closing price of our common stock on May 13, 2009; (2) were granted under the Omniture, Inc. 2006 Equity Incentive Plan, Omniture, Inc. 2007 Equity Incentive Plan, Omniture, Inc. 2008 Equity Incentive Plan, Avivo Corporation 1999 Equity Incentive Plan or Touch Clarity Limited 2006 U.S. Stock Plan; and (3) are held by eligible employees (the “Eligible Options”).

These Eligible Options may be exchanged for new options that will be granted under either the Company’s 2006 Equity Incentive Plan, 2007 Equity Incentive Plan or 2008 Equity Incentive Plan (the “New Options”), upon the terms and subject to the conditions set forth in (1) the Offer to Exchange Certain Employee Stock Options for New Options, dated May 18, 2009 (the “Offer Document”), attached hereto as Exhibit (a)(1)(A), (2) the CEO e-mail to employees, dated May 18, 2009, attached hereto as Exhibit (a)(1)(B), (3) the HR e-mail to eligible employees, dated May 18, 2009, attached hereto as Exhibit (a)(1)(C), (4) the Summary of Stock Option Exchange Program, attached hereto as Exhibit (a)(1)(D), (5) the Election Form, including the Instructions and Terms of Election, attached hereto as Exhibit (a)(1)(E). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all active employees of the Company and its subsidiaries, other than employees located in Denmark, who remain actively employed through the date on which the New Options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer Document is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address

Omniture is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 550 East Timpanogos Circle, Orem, Utah 84097, and the telephone number at that address is (801) 722-7000. The information set forth in the Offer Document under the caption “The Offer — Information concerning Omniture” is incorporated herein by reference.

(b)	Securities

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the Eligible Options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer Document under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)	Trading Market and Price

The information set forth in the Offer Document under the caption “The Offer — Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer Document is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms

The information set forth in the Offer Document under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material income tax consequences and certain other considerations for employees who reside outside the U.S.,” “Extension of offer; termination; amendment” and Schedule C attached to the Offer Document is incorporated herein by reference.

(b)	Purchases

The information set forth in the Offer Document under the caption “The Offer — Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Offer Document under the caption “The Offer — Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related forms attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes

The information set forth in the Offer Document under the captions “Summary Term Sheet” and “The Offer — Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired

The information set forth in the Offer Document under the captions “The Offer — Acceptance of options for exchange and issuance of new options” and “The Offer — Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans

The information set forth in the Offer Document under the caption “The Offer — Purpose of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds

The information set forth in the Offer Document under the caption “The Offer — Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions

The information set forth in the Offer Document under the caption “The Offer — Conditions of the offer,” is incorporated herein by reference.

(d)	Borrowed Funds

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership

The information set forth in the Offer Document under the caption “The Offer — Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in the Offer Document under the caption “The Offer — Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information

The information set forth in Schedule B to the Offer Document and in the Offer Document under the captions “The Offer — Financial statements” and “The Offer — Additional information” is incorporated herein by reference. The Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008, and the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2009, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings

The information set forth in the Offer Document under the captions “The Offer — Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer — Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Employee Stock Options for New Options, dated May 18, 2009.
(a)(1)(B)	CEO E-mail to Employees, dated May 18, 2009.
(a)(1)(C)	HR E-mail to Eligible Employees, dated May 18, 2009.
(a)(1)(D)	Summary of Stock Option Exchange Program.
(a)(1)(E)	Election Form, including Instructions and Terms of Election.
(a)(1)(F)	Screen Shots of the Exchange Offer Website.
(a)(1)(G)	Forms of Confirmation of Receipt of Election Form.
(a)(1)(H)	Form of Reminder E-mail.
(b)	Not applicable.
(d)(1)	Omniture, Inc. 2006 Equity Incentive Plan and related forms, incorporated herein by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 27, 2009.
(d)(2)	Omniture, Inc. 2007 Equity Incentive Plan and related forms, incorporated herein by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 27, 2009.
(d)(3)	Omniture, Inc. 2008 Equity Incentive Plan and related forms, incorporated herein by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 27, 2009.
(d)(4)	Avivo Corporation 1999 Equity Incentive Plan and Form of Option Grant Agreement, incorporated herein by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 29, 2008.
(d)(5)	Touch Clarity Limited 2006 U.S. Stock Plan and Form of Stock Option Agreement under Touch Clarity Limited 2006 U.S. Stock Plan, incorporated herein by reference to Exhibits 99.7 and 99.8, respectively, of the Company’s registration statement on Form S-8, filed with the SEC on March 16, 2007.
(d)(6)	Omniture, Inc. 2006 Equity Incentive Plan Stock Option Award Agreement for Non-U.S. Participants of Offer to Exchange Certain Outstanding Options for New Options and attached Appendices A and B.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OMNITURE, INC.

By:	/s/ Michael S. Herring
Michael S. Herring
Chief Financial Officer and Executive Vice
President

Date: May 18, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Employee Stock Options for New Options, dated May 18, 2009.
(a)(1)(B)	CEO E-mail to Employees, dated May 18, 2009.
(a)(1)(C)	HR E-mail to Eligible Employees, dated May 18, 2009.
(a)(1)(D)	Summary of Stock Option Exchange Program.
(a)(1)(E)	Election Form, including Instructions and Terms of Election.
(a)(1)(F)	Screen Shots of the Exchange Offer Website.
(a)(1)(G)	Forms of Confirmation of Receipt of Election Form.
(a)(1)(H)	Form of Reminder E-mail.
(b)	Not applicable.
(d)(1)	Omniture, Inc. 2006 Equity Incentive Plan and related forms, incorporated herein by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 27, 2009.
(d)(2)	Omniture, Inc. 2007 Equity Incentive Plan and related forms, incorporated herein by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 27, 2009.
(d)(3)	Omniture, Inc. 2008 Equity Incentive Plan and related forms, incorporated herein by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 27, 2009.
(d)(4)	Avivo Corporation 1999 Equity Incentive Plan and Form of Option Grant Agreement, incorporated herein by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K, filed with the SEC on February 29, 2008.
(d)(5)	Touch Clarity Limited 2006 U.S. Stock Plan and Form of Stock Option Agreement under Touch Clarity Limited 2006 U.S. Stock Plan, incorporated herein by reference to Exhibits 99.7 and 99.8, respectively, of the Company’s registration statement on Form S-8, filed with the SEC on March 16, 2007.
(d)(6)	Omniture, Inc. 2006 Equity Incentive Plan Stock Option Award Agreement for Non-U.S. Participants of Offer to Exchange Certain Outstanding Options for New Options and attached Appendices A and B.
(g)	Not applicable.
(h)	Not applicable.